Mail Stop 4561

August 7, 2008

V. Balakrishnan
Chief Financial Officer
Infosys Technologies Limited
Electronics City
Hosur Road, Bangalore
Karnataka, India 560 100

Re: Infosys Technologies Limited
Form 20-F for the fiscal year ended March 31, 2008
Filed April 30, 2008
File No. 000-25383

Dear Mr. Balakrishnan:

We have completed our review of your Form 20-F and related filings and have no
further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief